Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

E-mail Subject: Internal Release: Update on Konecranes Terex Merger

Dear Konecranes Employees,

This message is to keep you informed about the current status of the Konecranes Terex merger process. As announced on February 20, 2016, Konecranes and Terex determined to temporarily suspend post-merger business integration planning discussions. This decision was taken in view of the progress made in the last seven months on post-merger business integration planning, and given the challenging business environment. The temporary suspension of the post-merger business integration planning discussions will continue until further notice.

Please note, however, that post-merger business integration planning is only one of the merger work streams. The closing process, including its sub-streams, is proceeding as planned and on schedule. At the moment our focus is on securing the Konecranes businesses and completing the merger.

The parties have now obtained antitrust clearances in India, Turkey, Ukraine and Russia. Both parties have also made the merger-related HSR filing to the United States Department of Justice and are in filing preparation and pre-notification discussions with the European Commission. In addition to the USA and EU filings, the antitrust process in other jurisdictions is proceeding as planned. Both companies will continue to cooperate with the remaining authorities to close their reviews as quickly as possible.

As communicated in January, a Culture Assessment Survey was sent to a selected group of employees at both Konecranes and Terex. The preliminary findings from the survey show us that in general the two companies have very similar cultures, but viewed at BU/country level, the results are more divergent. The survey results will be further analyzed when the post-merger business integration planning discussions continue.

Here in Konecranes management we are fully committed to the merger and continue to believe that the merger represents a highly attractive opportunity for both companies and their shareholders. The Boards of Directors of Konecranes and Terex have confirmed that they will continue to pursue the merger of equals as planned.

We kindly ask for your patience and understanding in this matter and in communications and questions relating to the merger. We are doing our utmost to be as transparent and open as we can, in as far as legislation and regulations permit. If you have any questions about the merger, please do not hesitate to contact us through the official merger email box: merger.questions@konecranes.com.

Panu Routila
President and CEO

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may”, “expects”, “intends”, “anticipates”, “plans”, “projects”, “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Konecranes, include, among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports. Konecranes disclaims any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus/Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI, OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal, Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.